[Farmer Bros. Letterhead]

September 9, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Farmer Bros. Co.
Form 10-K for Fiscal Year Ended June 30, 2007
Filed September 13, 2007
Response Letter Dated March 12, 2008
Response Letter Dated April 2, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 9, 2008
Response Letter Dated May 9, 2008
File No. 000-01375

Dear Ms. Davis,

The following comments are responsive to your latest letter dated May 14, 2008 and our subsequent informal discussions on August 25, 2008, September 4, 2008 and September 5, 2008.  We are providing this additional information to aid in your review.  Please note that the numbers referenced below correspond to the comment numbers set forth in your letter of May 14, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2007

Fiscal Years Ended June 30 2007 and 2006 — Comparative Information, page 16

1.             We have reviewed your response to prior comment number two. We note that you cite your capitalization policy in your response as a basis for your conclusion. We are not in a position to agree that a dollar-value capitalization policy threshold is contemplated in GAAP. Please revise your analysis to address the extent to which brewing equipment expense, which you indicate consists of numerous individually-immaterial assets and component parts, are collectively material for each period reported.  We also note in your response that you maintain ownership of the equipment and maintain the ability to control your customer’s use of the equipment even after it has been placed in service at the customer’s location. This appears to be an indication that the equipment has characteristics consistent with those of an asset, and not a current-period expense. By reference to appropriate GAAP or other accounting literature, please tell us how you have concluded that your coffee brewing equipment is not an asset consistent with paragraphs 25 thru 33 of FASB Concept Statement No. 6 that should be inventoried prior to its use-in-service, and depreciable subsequent to its placement into service.

We have analyzed the impact of our past accounting treatment of these items as compared to the suggestion that such items should be capitalized.  Our evaluation of the expensed items classified generally as “coffee brewing equipment” includes a wide range of actual coffee brewers and similar equipment that typically have useful lives of more than one year, as well as many items such as glass pots, thermos jugs, and similar items that do not typically have a useful life greater than a year.  We believe that coffee brewing equipment with a cost of $150 or greater typically has an estimated useful life of three years based on historical trends of use and utility.

Based upon our analysis, the effect of capitalized coffee brewing equipment would have been as follows:

Balance Sheet (a)

Increase in assets
June 30, 2008 (b)	$6.5 million (2.1% of total assets)
June 30, 2007	$5.9 million (1.7% of total assets)
June 30, 2006	$4.6 million (1.4% of total assets)

Earnings (a)

June 30, 2008(b)	$4.6 million expense reported vs. $3.6 million pro forma depreciation expense ($1.1 million difference) (c)
June 30, 2007	$4.3 million expense reported vs. $3.1 million pro forma depreciation expense ($1.2 million difference) (c)
June 30, 2006	$3.8 million expense reported vs. $2.5 million pro forma depreciation expense ($1.2 million difference)

(a)

“Pro forma depreciation expense” represents depreciation expense that would have been recognized had we capitalized coffee brewing equipment with a useful life in excess of one year upon purchase, and depreciated such assets over their estimated useful life. For purposes of this analysis, we used an estimated useful life of three years. The impact on the balance sheet also reflects these calculations and assumptions.

(b)

Figures at June 30, 2008 are preliminary, subject to the completion of our financial statement close process and reporting, which we expect to complete shortly. However, we do not expect that there will be any material change to these figures.

(c)	The amounts discussed in our phone call on September 4, 2008 did not include some outside purchases that should have been included.

In each case, the total annual and quarterly differences are less than 1% of revenues, gross profit, and operating expenses. The difference in methods has no impact on operating profit (loss), pre-tax earnings (loss), or net income (loss).

From a quantitative standpoint, we also considered that the different results are temporary in nature — capitalizing and depreciating this equipment serves to recognize the expense over the three year useful life instead of during the year of purchase, so the impact on net income and hence retained earnings for any particular piece of equipment is identical over any three year period. Given these and the other quantitative factors outlined herein, we do not believe that there has been any material impact on the Company’s earnings trend that resulted from the difference in accounting methods.

We also analyzed qualitative factors in a manner that is consistent with the SEC Staff’s guidance in Staff Accounting Bulletin No. 99, and we do not believe that there are any qualitative factors that cause us to regard such past differences as material.

We have concluded, therefore, that to date there has been no material difference between the two accounting methods.  However, we are aware of likely changes in our operations that in future periods might result in material differences.  For that reason we will start capitalizing coffee brewing equipment with an estimated useful life in excess of one year on a prospective basis.

2.             We note in your response to our prior comment number two that you conclude that your coffee brewing equipment expenses are classified as an element of selling expenses and your facts and these transactions are outside of the scope of EITF 01-9. We are unable to agree with your conclusion as it appears that your response has not addressed why EITF 01-9 would not be applicable. It does not appear that your reference to paragraph 7 limits the applicability of EITF 01-9 to your situation in that it relates to free or discounted products or services redeemable by the customer at a future date. In practice, your provision of brewing equipment to your customers is not at a future date, but in the current and ongoing accounting periods in question. Therefore, this limitation in the scope of EITF 01-9 does not appear to apply.  It is our understanding that EITF 01-9 applies to consideration given by a vendor to a customer, with consideration defined in Exhibit 01-9E to include free products or services given to the customer by the vendor. Please tell us why you believe that your provision of brewing equipment and the related servicing of this equipment does not constitute consideration within the scope of EITF 01-9. Additionally please address paragraph 10 of EITF 01-09 in your response.

We have considered SEC Staff comments about the merits of modifying the presentation of our operating results in this manner as an alternative to the Company’s traditional approach to presenting such expenses.  We plan on modifying our presentation of such costs in future filings, and will include the costs related to providing coffee brewing equipment to our customers as a cost of sales in our statement of operations and not as a selling expense.

So that the readers of our financial statements are aware of this revision, we will provide the following disclosure in Note 1 to the financial statements to be included in our next annual report on Form 10-K:

“The Company has reclassified its reporting for expenses related to coffee brewing equipment provided to customers.  These costs include the cost of the equipment as well as the cost of servicing that equipment (including service employees’ salaries and the cost of supplies and parts).  We believe these costs will be better characterized as direct costs of generating revenues from our customers.  Accordingly, such costs are now reported as cost of sales in the accompanying financial statements for the years ended June 30, 2008, 2007, and 2006, in the amounts of $20.4 million, $18.6 million, and $15.8 million, respectively. In prior periods, these costs were presented as selling expenses. This change impacts reported gross profit in the years presented by these amounts. The change reduces gross profit but has no impact on net income, total assets, or cash flows in any year.”

The following summary illustrates the significant components of coffee brewing equipment costs and our approach to report coffee brewing equipment and service costs.

Summary of Coffee Brewing Equipment Costs

	2008	2007	2006

CBE (d)	$4,684,000	$4,286,000	$3,848,000
CBE Supplies (d)	7,147,000	4,566,000	3,577,000
	$11,831,000	$8,852,000	$7,425,000
CBE Parts (d)	2,898,000	4,384,000	3,367,000
TOTAL CBE	$14,729,000	$13,236,000	$10,792,000
Service personnel	5,204,000	4,976,000	4,609,000
Other service costs	546,000	467,000	430,000
TOTAL SERVICE COSTS	$20,479,000	$18,679,000	$15,831,000

(d)

Our final review of the CBE accounts previously expensed included some inconsistencies in the CBE Parts and CBE Supplies totals for 2007 and 2006 related to you in our June 30 letter. The total amounts have not changed, just the classifications, and we identified some accounts that do not represent CBE or supplies. The above amounts for CBE, supplies and parts reconciles to amounts in our June 30, 2008 letter as follows:

	2007	2006
CBE	$4,286,000	$3,848,000
CBE Supplies	$4,566,000	$3,577,000
CBE Parts	$4,384,000	$3,367,000
TOTAL CBE	$13,236,000	$10,792,000

Previously reported in June 30 letter as:
CBE	$7,343,000	$5,353,000
CBE Parts	7,063,000	6,023,000
	$14,406,000	$11,376,000
Not CBE Related expenses	(1,170,000)	(584,000)
TOTAL CBE	$13,236,000	$10,792,000

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions please contact me directly at 310-787-5241 or through my assistant Lorette Irvin at 310-787-5242.  Should you communicate by FAX, please note that the correct FAX numbers to use are 310-787-5376 or 310-787-5436.

Sincerely,
FARMER BROS. CO.

/S/ John E. Simmons

John E. Simmons
Treasurer and Chief Financial Officer

Cc:	James Giugliano
John Anglin
Teri Witteman
Patrick Niemann